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                              November 3, 2022

       Anqiang Chen
       Financial Controller
       Tuniu Corporation
       Tuniu Building No. 32
       Suningdadao, Xuanwu District
       Nanjing, Jiangsu Province 210042
       The People   s Republic of China

                                                        Re: Tuniu Corporation
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
September 27, 2022
                                                            File No. 001-36430

       Dear Anqiang Chen:

              We have reviewed your September 27, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 13, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       Permissions Required from the PRC Authorities for Our Operations, page 4

   1. We note your response to prior comment 3 and re-issue it in part. Please revise your disclosure to state
affirmatively i) whether you have received all requisite permissions or approvals to operate
your business and to offer your ADSs to foreign investors, and ii)
                                                        whether any permissions
or approvals have been denied.

                                                        If you relied on the
advice of counsel in making these determinations, please revise to identify counsel. If
you did not consult counsel in making these determinations, please
 Anqiang Chen
Tuniu Corporation
November 3, 2022
Page 2
         revise to provide your basis for your conclusions.
D. Risk Factors, page 11

2. We note from your disclosure on page 1 that you exclude Hong Kong and Macau from
         your definition of    China    or    PRC    for the purpose of your
annual report. Please clarify
         that all the legal and operational risks associated with having
operations in the People   s
         Republic of China also apply to operations in Hong Kong and Macau. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how commensurate laws in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws. As an example, please further expand the risk factor on page 48 to also provide disclosure related to the enforceability of civil liabilities in China, Hong Kong and Macau.
3. Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have impacted or may impact
         the company   s ability to conduct its business, accept foreign
investments, or list on a U.S.
         or other foreign exchange.
4. Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security
         and explain how this oversight impacts the company   s business and to
what extent the
         company believes that it is compliant with the regulations or policies that have been issued.
       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 with any other questions.



FirstName LastNameAnqiang Chen                                 Sincerely,
Comapany NameTuniu Corporation
                                                               Division of
Corporation Finance
November 3, 2022 Page 2                                        Office of Energy
& Transportation
FirstName LastName